The Marquie Group, Inc.

7901 4th Street North, Suite 4887

St. Petersburg, FL 33702

November 15, 2024

Division of Corporation Finance

Securities and Exchange Commission

Re:	Marquie Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed October 30, 2024 File No. 333-282356

Dear Sir/Madam:

In response to your letter dated November 13, 2024, the following information is hereby submitted on behalf of The Marquie Group, Inc. (the "Company"). Amendment No. 2 to the Registration Statement on S-1 is being filed in conjunction with this correspondence. For your convenience, we have reproduced the Staff's comments below in italicized text immediately before our response.

Registration Statement on Form S-1

Cover Page

1.	We note your response to prior comment 5 and reissue in part. Please revise to clarify that the ownership of the Series A preferred shares gives Mr. Angell control of the Company.

Response: We have updated the Registration Statement as requested.

Risk Factors, page 5

Our auditor has been charged with violations… page 7

2.	We note your response to prior comment 3. Please disclose that if your independent auditor’s work is found to be deficient your financial reporting could be questioned leading to potential restatements, delays in regulatory filings or reputational harm.

Response: We have updated the Registration Statement as requested.

General

3.	Please update your financial statements and related disclosure to comply with the requirements set forth in Rule 8-08 of Regulation S-X. Also, please obtain and file an updated consent from your auditor.

Response: We have updated the Registration Statement as requested.

4.	We note your response to prior comment 7 and reissue in part. Please remove the statement on page 4 that the selling stockholder may sell at prevailing prices and your statements throughout the prospectus that the selling stockholder may sell at negotiated prices.

Response: We have updated the Registration Statement as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely, The Marquie Group, Inc. /s/ Marc Angell CEO and Director